Filed by ANGI Homeservices, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

(S-4 File No.: 333-219064)

Date: August 3, 2017

1

CONTENTS CALL PARTICIPANTS PRESENTATION QUESTION AND ANSWER 2 3 4 IAC/InterActiveCorp NasdaqGS:IAC FQ2 2017 Earnings Call Transcripts Thursday, August 03, 2017 12:30 PM GMT .................................................................................................................................................................... S&P Capital IQ Estimates Currency: USD Consensus as of Aug-03-2017 12:47 PM GMT .................................................................................................................................................................... WWW.SPCAPITALIQ.COM COPYRIGHT © 2017, S&P CAPITAL IQ, A PART OF MCGRAW HILL FINANCIAL. 1 - EPS NORMALIZED - CONSENSUSACTUALSURPRISE FQ2 20160.500.42(16.00%) FQ3 20160.670.738.96 % FQ4 20160.951.3845.26 % FQ1 20170.340.29(14.71%) -FQ2 2017--FQ3 2017--FY 2017--FY 2018-CONSENSUS ACTUAL SURPRISE CONSENSUS CONSENSUS CONSENSUS EPS Normalized 0.65 0.74 13.85 0.93 3.04 4.44 Revenue (mm) 757.89 767.40 1.25 798.63 3133.58 3520.07

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017

Call Participants

EXECUTIVES

Glenn H. Schiffman
Chief Financial Officer and Executive Vice President

Joseph Levin
Chief Executive Officer and Director

ANALYSTS

Brian Patrick Fitzgerald
Jefferies LLC, Research Division

Daniel Salmon
BMO Capital Markets Equity Research

Douglas Till Anmuth
JP Morgan Chase & Co, Research Division

Eric James Sheridan
UBS Investment Bank, Research Division

Jason Stuart Helfstein
Oppenheimer & Co. Inc., Research Division

John Ryan Blackledge
Cowen and Company, LLC, Research Division

Mark Patrick Kelley
Citigroup Inc, Research Division

Paul Judd Bieber
Crédit Suisse AG, Research Division

Peter Coleman Stabler
Wells Fargo Securities, LLC, Research Division

Ronald Victor Josey
JMP Securities LLC, Research Division

Ross Adam Sandler
Barclays PLC, Research Division

Samuel James Kemp
Piper Jaffray Companies, Research Division

Victor B. Anthony
Aegis Capital Corporation, Research Division

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Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Presentation .................................................................................................................................................................... Operator Good day, everyone, and welcome to the IAC Reports Q2 2017 Results Conference Call. For opening remarks, I will turn the conference over to Chief Financial Officer, Mr. Glenn Schiffman. Mr. Schiffman, please go ahead. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Thank you, operator. Good morning, everyone. Glenn Schiffman here, and welcome to our second quarter earnings call. Joining me today is Joey Levin, our CEO. The focus of this call will be IAC ex Match. Similar to last quarter, supplemental to our quarterly earnings release, we have also published our quarterly shareholder letter. We will not be reading our shareholder letter on this call. It is currently available on the IR section of our website. I will shortly turn the call over to Joey to make a few brief introductory remarks, and then we'll open it up to Q&A. Before we get to that, I'd like to remind you that during this call, we may discuss our outlook and future performance. These forward-looking statements typically may be preceded by words such as we expect, we believe, we anticipate or similar statements. These forward-looking views are subject to risks and uncertainties, and our actual results could differ materially from the views expressed today. Some of these risks have been set forth in our second quarter press release and our reports filed with the SEC. We'll also discuss certain non-GAAP measures, which as a reminder, include adjusted EBITDA, which we'll refer to today as EBITDA for simplicity during the call. I'd also referred you --refer you to our press release and again to the IR section of our website for all comparable GAAP measures and full reconciliations for all material non-GAAP measures. Finally, in connection with the proposed Angie's List transaction, we and Angie Home Services have filed documents with the SEC. You are urged to read these documents because they contain important information about the proposed transaction. You can obtain free copies of these documents by contacting Investor Relations or from the SEC's website. Now let's jump right into it. Joey? Joseph Levin Chief Executive Officer and Director Thanks, Glenn. Thanks, everybody, for joining us this morning, and most of you also yesterday morning. We had a great quarter. In the second quarter, the public business --public and/or soon to be public businesses had a very great quarter. But also we had a good milestone in Q2, in that the rest of IAC excluding those businesses and excluding the businesses we sold actually grew in aggregate for the first time in a while. And I think by next quarter, every single individual segment will be growing top and bottom line. So it's a good place to be in. We've cleaned up a lot of distractions. We've gotten things. I mean, we're back and off once again ] and that feels really good for IAC in total. So let me turn it to questions. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Operator? 3 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Question and Answer .................................................................................................................................................................... Operator [Operator Instructions] And we'll take our first question from Ross Sandler with Barclays. Ross Adam Sandler Barclays PLC, Research Division Joey, I think, I'll start with just revisiting the HomeAdvisor Angie's. So we've had a couple of months now to digest. And I think most folks on the line can get to the $270 million in EBITDA in '18 kind of post-synergies. But given the respective growth rates in margin profile, can you just talk about the 5-year CAGR and the margin goals beyond '18? Just help us better understand what the roadmap looks like to achieve those goals? Are these stretch goals or is that just the current plan? And then the second question is on Vimeo. The SVOD space has become increasingly crowded in '17, so just can you walk us through the rationale for the strategy shift? And do you think that you have the assets in place to build out the premium services you talked about in the letter on the creative contributor side? Joseph Levin Chief Executive Officer and Director Sure. Both good questions. We have on --Angie, but first of all, I'd just say that we've done a lot of work --since we announced it, we've done a lot of work, since we got the antitrust approval and we've been very deep in the business. And every --all the work that we've done strongly affirms where we thought we'd be as it relates to 2018. And the same is true for looking at the 5-year CAGR on the business. I think we've thought that this is a 20% to 25% grower in that range for 5 years. I think it is. And as it relates to margins, again, short term, we're not optimizing for margins. I think that we're looking to grow at the marketplace, we're looking to grow at the supply side and the demand side, and we'll invest margin to do that for as long as it takes to do that. But when we look kind of further out and what margins could be, I don't know Glenn if you want to put a number there, we can talk about kind of upside to downside for that, but go ahead. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. I'll jump to the margins. But also remember the last letter that Joey wrote, where we talked about the 3 very powerful macro trends behind us here. One, is the market share; two, is the take rate; and three, is the offline to online conversion, the 90/10 we talk a lot about. And those underpin, obviously, the 20% to 25% CAGR that we think on a go-forward basis. And as Joey said, every sign we're seeing suggests we are on track there. And then there is also the HomeAdvisor-specific metrics, and the benefits from the network effect that obviously are going to drive the revenue growth going forward. It's what Chris has talked about many times, the sales force productivity, it's the repeat usage, it's the job value, it's the SP quality. So we feel good about the 20% to 25%. Look, in terms of margins, we talked about when we announced the transactions of margins ramping to 35% over that time frame, and we think that --we continue to think that feels right. We think there's scale in marketing. We probably won't take that scale for a period of time in marketing, but we think there's scale in marketing. We think there's scale in product. Again, we're --we probably won't take scale yet in the first couple of years in terms of product, but tech ups, sales and G&A, we think there is a real scale. And look, remember, the combined expense base on this business is almost $800-plus million. So obviously, a lot of incremental revenue can flow through to the EBITDA line. Joseph Levin Chief Executive Officer and Director Yes. The other thing I'd add is, it's not --we're not seeing --20 to 25 would be a deceleration from where HomeAdvisor is growing right now. We're not seeing the deceleration in the business. But when we look 4 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 5 years out and when we think about the law of large numbers and we think about unknowns, and that's why we come up with a number like that, but we're not actually seeing today any deceleration. Second question was about SVOD and the strategy shift. We only take a few things. The most important thing is that while we are dropping the SVOD strategy, we think about it more as kind of ceasing on the Creator platform than we do on dropping the SVOD strategy. Because we are taking all the people who are working on that and essentially doubled our efforts on the Creator platform. And the reason we did that is because that business is doing very well. We're seeing things in that business that we just don't see in a lot of subscription businesses, incredible engagement of the subscriber base --regular, consistent engagement of the subscriber base. Most time when you see the subscription business, you'll find that there are some dormant subscribers. In Vimeo, there's very few of those. Everyone is active. We're seeing stickiness that we don't really see. And we're seeing customer satisfaction scores, which we measure and Net Promoter Scores consistently going up, and then we're getting direct feedback from the audience. When you see all those things and then we kind of compare that with a cohort curve, which is cohorts are becoming more valuable over time. And not only are they becoming more valuable over time, but when we see these curves kind of out multiple years, we're seeing positive kinks in the curves when we launch new things. We said investing into that where we can continue to launch new things and continue to sort of kink these curves positively, that is --we got to put as much people and energy and capital into that as we possibly can and then not distract from there. And that was really if the driver was getting really excited about that opportunity. When we launched things like annotations, which is a relatively small feature, but it just got great engagement when we launched the business product. It got great engagement. And so we're looking at those kinds of products to continue to launch, to continue to move subscriber to deliver better product, more services to subscribers and therefore move people into higher tiers of services it can deliver. On the other side of that, what certainly weighed on the decision and helped the decision was the fact that it is a very --the SVOD market is very crowded and costs were skyrocketing. And it's --our sort of initial estimates for what we thought we could do were too low, maybe too low because we made mistakes in the business in the beginning, but also too low because the nominal price over that time just increased in the market. And even that wasn't the sort of tipping point. Really what the tipping point was, as it related to SVOD was, the deals we are going to have to do with the creative community didn't have us really side-by-side with the creative community. We were trying to put out deals that had us as partners, and it ended up us just being opposite them. And that felt inconsistent with the mission of empowering Creators. And some people say, it's cheesy when we continue to go back to this mission of empowering Creators, but it really is important to us. And this was a --the app launcher was starting to look more and more like a narrow creator benefit and not broad creator benefit. And we wanted to really maintain that creator benefit to make our overall marketplace work. So I think it's not equivocally the right decision. We feel really good about it, and we feel really excited about what's going into the Creator platform. And obviously, we're going to save a lot of money relative to the other strategy, which I'm sure some people are excited about. But the most important point here is we're playing into strength and empowering the Creators, which is what we set out to do form the beginning. Did that answer your question, Ross, on SVOD? There was maybe some second part of it. I hope I got it off. Operator We'll take our next question from Dan Salmon with BMO Capital Markets. Daniel Salmon BMO Capital Markets Equity Research Maybe just to follow on a little bit more on Vimeo. Joey, you mentioned in the letter a couple of opportunities around editing solutions, marketing and monetization tools, new formats. Could you maybe expand on the forward-looking view now, just a little bit? I know you touched on a couple of recent new products that helped the ideas to build the product base and charge more, but just a little bit more tangible on the ideas of what you want to add, that would be interesting? And then just second, with the Dotdash transition complete, would love to hear just an update on what the main priorities are there? The obvious of grow revenue and profits, but would love to hear more color on that as well. 5 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Joseph Levin Chief Executive Officer and Director Sure. On Vimeo product, the #1 thing we're working on right now, which is important to the company is focused on is live. It's our #1 requested feature from our creative community. It's something that they are paying for with other providers. And the demand for that, even outside of our existing creative community, is enormous. Meaning, the volume of potential customers creating a live experience right now globally is enormous and growing. Every church, businesses, yoga studios, you can go pretty wide range and a long tail of live events happening that people want to broadcast in high quality, but want to control the experience completely, so that it's not on one of the existing platforms like Facebook or YouTube, but where they can kind of own the audience and own the experience and not have the edge for it. That's our #1 priority as it relates to product right now, and we hope to have something good out there by the end of the year. And consistent with our Vimeo approach, we're really focused on the actual video streaming quality there. We're going to launch features in there over time, but our #1 feature that we're going out with is high-streaming quality of the live feed. One of the other benefits of not launching the SVOD service is, other areas where we're prioritizing become simpler and cleaner. So for example, our mobile apps. We were looking at splitting our mobile apps previously into a consumption experience and an upload experience, that's the 2 different apps. And now with the new focus, we're focused on 1 app, and there is a lot of features that we can put into that app that we're pretty excited about. So we're going to have some major updates on our mobile app soon, and that will add a lot of creator tool functionality in mobile. The other thing that's kind of more generic, workflow and marketing tools, how to organize your videos, how to collaborate on videos with teams or multiuser experience, enabling social distribution, things like that, but all this roadmap is actually just again become a lot clearer as we focused. On Dotdash, the priorities are --the sort of --the thing we've accomplished, although it's never done, we grow organic forever is we've turned the traffic and the traffic is growing. And seeing sessions on each of the Dotdash property grow is a really big deal for us. The next step is selling that --those sessions --selling that traffic. I think on our O.U.S. properties, Verywell was the first one that spoke upon the health care category. That one is going great. The --A, health is a great category. B, we've got a great product, and advertisers are really engaging there. With the age of each property, they're kind of doing as you'd expect them to do, the most recent property where sort of a little bit path to nowhere on sales there. So getting the sales operation kind of up and running, both the talent and the delivery on each of those is the near-term priority. The second thing is, the big turn for us in traffic was SEO. We were losing SEO. And then we got it again gaining SEO and on a much smaller base of content because we've eliminated lot of content, we've got a smaller base of content delivering a lot more in terms of SEO traffic. But we're also now focused on diversifying away from SEO. We've made huge progress on that in terms of social, in terms of e-mail, and continuing to diversify is going to be key for us there. And the last thing, which is more general and --but critically important is, starting to make each of those brands because they're brand new brands, really relevant in their category. I think Verywell is piercing through. People are talking about it as it relates to health. It's making its way into the dialogue. We now have to do that 6x, and that's hard work. There is a little magic in that work. There is a little luck in that work. It's not necessary to deliver the financials, but it's the thing if you can't deliver it, sort of start to bring some exponential growth and that's the big thing to accomplish it. That's PR, that's creativity, that's just delivering a great experience for your audience consistently and that's what we're working on right now. Operator We'll go next to Paul Bieber with Crédit Suisse. Paul Judd Bieber Crédit Suisse AG, Research Division 6 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 First off, Joey, now that you have 3 months of integration planning under your belt with Angie's List, what have you learnt about the Angie's List business? And are you more confident now about the outlook you provided given your learnings? And then secondly for Glenn, can you just walk us through the share count calculation for Angie Home Services that you used in the shareholder letter where you highlighted the valuation gap? I think it may be different to what you had previously disclosed in the merger presentation? Joseph Levin Chief Executive Officer and Director In terms of what we've learned on integration efforts and our confidence, I'd say we are as confident as we were in the beginning. Some people would say more confident; I'd say, at least as confident as we were in the beginning. The --we're growing through in real detail, all the headcount, all the departments, all the expenses; but also on the revenue side, the relationship with the service professionals and the traffic. On the traffic side, I think you saw with their earnings, the traffic is steady, healthy, growing in fact. On the SP side, those relationships seem pretty healthy. And so I think that we're pretty confident there. I think we've seen a little bit more attrition among the Angie employees than we had estimated, which is okay. I think as it relates to the revenue and the EBITDA. I read some headlines or analysts reports, they were saying that this was a miss or a disappointment, but it wasn't for us, meaning this was, I think aligned --in-line with or ahead of our expectations for where they would have been in the quarter. So overall, we feel good about it. I'll turn it to Glenn, you can add to that or can then answer the share count question. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes. The --one of the things I think we've also found out, which is positive and we said this on the call, is that some of the expense synergies could take the form of foregone future expenses at HomeAdvisor given our aggressive growth plan. And we do see that as the case back. There is a lot of talented, trained industry professionals at Angie's List that can move over to HomeAdvisor and fulfill our aggressive growth plan. I think that's one. We've also gone through a lot of third-party spends in detail, and as Joey said, department-by-department. So again, we feel good about that. Look, I wouldn't call this as surprise. But the other thing is, despite our management team being very distracted with the planning for the integration, it was impressive to us that they posted the quarter, the quarter they did, which again speaks to the confidence we have in them in terms of the business and integrating Angie's on a go-forward basis. Yes, in terms of your share count, you may recall that the shares outstanding for the pro forma company and the shares we get is a dynamic calculation that depends on the amount of options that are exercised between signing and closing, which will determine the share count that the Angie's List shareholders bring to bear in the merger calculation and then therefore map up to the shares that we get. Bieber, you're probably referring to Page 18 of the presentation that we gave in May, which had shares issued to IAC of about 428 million. You'll also note that, that included shares held for employee compensation. That the shares added up to about 492 million, we think given the increased shares outstanding again through the auction exercise, that 492 million is probably a little over 500 million. That 428 million is probably between 435 million and 440 million and then the difference between the 435 million and the 413 million referenced in the letter is kind of the net dilution, which Joey talked about that on the previous call of 3% to 5% of dilution to the management team. Is that too much detail or is that get it across? Paul Judd Bieber Crédit Suisse AG, Research Division No. That's helpful. Operator We'll go next to John Blackledge with Cowen and Company. John Ryan Blackledge 7 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Cowen and Company, LLC, Research Division Joey, near the end of the letter, you talked about looking for new opportunities, kind of within the IAC framework, early stage acquisition, put good management around it, invest and grow businesses. Are there any particular new areas of focus you could discuss? And then also any investment opportunities within the existing businesses, I guess, outside of Match and HomeAdvisor? And then on the apps business, do you think you can consistently post your $30-million-ish plus EBITDA per quarter for the foreseeable future? And you called out 15% revenue outside of the good deal, how does that mix change overtime? Joseph Levin Chief Executive Officer and Director Sure. In terms of new M&A, the thing that worked well for us are this concept of product --the scale improved the product, not just the price. That is the way we think about network business is or marketplace business is and that's what we're looking for. I do think there is a lot of areas still. We've got a couple that our folks found. I won't mention, but there is lot of areas still where things are happening online, people are connecting --I'm sorry, things are happening offline, people are connecting through telephone or telephone tree is getting people into places is happening through kind of antique method. And that's where we are focused. The category specifically will save that, but that's what we are looking for. And I do think it's likely in that area that we'll do things much earlier stage, just because I think that the areas we're focused now they aren't dominant players yet. In terms of M&A for our existing businesses, I'd love to deploy some capital for Vimeo. I think that they are --first of all, there is again a natural tailwind there in terms of the online migration, in terms of video being more relevant in a lot more places than it used to be, to a lot of businesses than it used to be, to a lot more individuals than it used to be. And we are, therefore, at macro big on video, whether we can find things that make sense or that we can really bring synergies from Vimeo to that business or from that business to Vimeo remains to be seen, but we would like to try and deploy capital there. I still don't think it's likely that there is a big M&A in the publishing or applications businesses, again, impossible to find something we could, but I'd say that's less likely at any kind of mentionable scale than Vimeo or something new. In terms of apps in the $30 million of EBITDA, I do feel good about $30 million of EBITDA, the applications business. I do feel good about that for a while. I don't see things that would suggest that will change. As you know --as we know, that is a neutral step, that can change, it has changed historically, and it has changed suddenly, but I don't see any of those things on the horizon. And they're delivering consistently. I think that was the entire Applications question. John Ryan Blackledge Cowen and Company, LLC, Research Division Diversification... Joseph Levin Chief Executive Officer and Director Yes. So the nature of that right now is both the mobile business and subscription business. So mobile is, think of the same applications that we distribute on desktop there, like weather, calculator, notepads, flight trackers, things like that. Those are --we distribute those same businesses on mobile, but on mobile, we monetize them 1 of 2 ways. Either, we actually sell the product --sell the app, whether at $0.99 or sell some for $1,999 or it can be a subscription for the app. With the coloring book app that has a, I think, it's a $5 subscription. And then the other way is ad, so some of the apps we give away for free. Some of the same apps that we charge for, we give away for free and then we charge for an ad-free alternative. And those ads come from a range of places, probably Google among them, although I'm not even sure. And so that --the 15% is that in mobile and then on our subscription business, that's just directly paid by consumers to us for subscriptions to software within our business SlimWare, which is things like driver updaters or variations on security software or things like that where consumers pay a subscription. 8 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Operator We'll take our next question from Jason Helfstein with Oppenheimer. Jason Stuart Helfstein Oppenheimer & Co. Inc., Research Division 2 questions. So Joey, with respect to HomeAdvisor or Angie Home Services, I think you guys have talked about $200 million in unfilled supplier demand in the HomeAdvisor spun-over model. Maybe talk about how you specifically plan to fill that demand with Angie traffic? And then as you've looked at the behavior of Angie consumers versus HomeAdvisor consumers, how that fits? And then secondly, Glenn, can you talk about how you think about the long-term capital structure of Angie Home Services with respect to debt levels, kind of assuming you execute on that the $270 million target for next year? Joseph Levin Chief Executive Officer and Director So on the unused cap, I think that the number is about the same... Glenn H. Schiffman Chief Financial Officer and Executive Vice President It's about the same, yes. Joseph Levin Chief Executive Officer and Director Give or take a little bit, but we are utilizing more of that. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes, the numbers the same. We're utilizing more of the cap, but you're seeing that number is same given the growth of the business, growth of our SP network. And as Joey said earlier in the call, we're getting more dollar volume out of the SPs. You've seen revenue per SP this quarter jump nicely. So again, that cast staying the same even though we're eating into it and fulfilling more of it. Joseph Levin Chief Executive Officer and Director And then on the capital structure, again I'd probably turn this one to Glenn, but we are thinking about probably a little bit of debt at the new company. I wouldn't really significantly lever it at all, wouldn't do leverage like we did at Match. I think it's relatively early for that business. I think while we have great confidence in the 2018 numbers, I think we'd like to see the business deliver something before we put leverage on that business. Also one of the things that was relevant in Match, which is less relevant in HomeAdvisor was we had a lot of bases in Match, which we could take out. We have much less bases in HomeAdvisor, we have some, but we have much less bases in HomeAdvisor. So that sort of dynamic is not the same. I think a tiny bit of debt at HomeAdvisor, both to restructure Angie's existing debt makes sense, but I wouldn't think about dividending things back to IAC right now. That's the way I think about it. Glenn H. Schiffman Chief Financial Officer and Executive Vice President No. I think that's exactly right. And look, as you guys know the debt markets are quite strong right now. So as Joey said, a small amount of debt may make some sense here. Operator We'll take our next question from Peter Stabler with Wells Fargo Securities. Peter Coleman Stabler Wells Fargo Securities, LLC, Research Division 9 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Couple of more on HomeAdvisor, if I could. So nice sequential increase in the request. Wondering if you could offer any colors --any color on the drivers of that ramping into the quarter? Whether seasonality plays a role there? And then a question on the SP network. You guys heard about $165,000. Wondering if you could help us understand going forward, how much more do you think you need? And in terms of a build out from here, is it about covering more geography or is it about filling out more capabilities in markets where you're already strong? Just any kind of color on the build-out and how that might work vis-à-vis the SP population you're going to be porting over from Angie's. If you could confirm, I guess, the overlap is pretty minimal? Joseph Levin Chief Executive Officer and Director Sure. In terms of service requests, it definitely is seasonal. I mean, it is growing, but it definitely is seasonal. Jobs pick up in the summer and inversely, the service professional's need for services reduces in the summer --need for our services seasonally reduces in the summer, and that's why you see in these months [indiscernible] pick up a lot and SPs not grow as much. But what's driving that growth is both organic and marketing. And across-the-board, in terms of channel, television is working well, continues to work well as does online marketing. And we're seeing nice things in repeat rates and --among our consumers right now. Target SPs is a question that we think a lot about, and we don't know the answer to it. We know the answer is, we don't need every SP in the country and we don't want every SP in the country on our platform. But we do know that we want a lot more than we have right now. As an example, the --we're focused in particular on what we call tier A SPs and finding more tier A SPs, which is the most valuable --the highest value jobs, really focused on additions and remodeling. And right now, those people, given the state of the economy, given the lack of new housing, those people are busy. And so we're very focused on building depth in that area in particular. So that would be a job type, but --and also in certain geographies, it might be in particular, I'm making this up, roofers in Denver, and if you know we just --maybe there was a hailstorm and there was a lot of roofers in Denver, and so we need a lot more roofers in Denver. That --we're constantly looking at that kind of intersection of Geo and job sites to find SPs and to get more depth. And where the depth really matters is, as we move more and more towards same-day service and direct connections one-to-one connections, the more depth we have in a [indiscernible] category, the more quickly we can deliver a high-quality SP to a consumer. And so I do think we're a long ways from our --it's a long-winded answer to say we're a long way from our target number of SPs, although it is something short of the entire market. Peter Coleman Stabler Wells Fargo Securities, LLC, Research Division Joey, helpful if I could sneak another one in. And you mentioned repeat rate. Could you give us any data around the --how the repeat rate has been moving for HomeAdvisor customers? Joseph Levin Chief Executive Officer and Director Yes. I was afraid when I said that [indiscernible] question, but what do we have on that? Glenn H. Schiffman Chief Financial Officer and Executive Vice President Greater than 50%. Operator We'll take our next question from Brian Fitzgerald with Jefferies. Brian Patrick Fitzgerald Jefferies LLC, Research Division 10 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Couple of questions, kind of followups on HomeAdvisor. You mentioned, the rollout test for same-day service in select markets. Can you talk a bit about the early success you see in there? And maybe just walk us through how the economics are different there than a standard service quest? That's question 1. Question 2 is just a followup on Vimeo. Now that you're focused on the SaaS business, can you walk us through, we're trying to parse out what the profitability trajectory looks like now? And then --sorry, third one on Vimeo. Can you give us an update on percentage of subscribers that are international? Joseph Levin Chief Executive Officer and Director Sure. I think the last one is quick and easy. I'm pretty sure the number is 50%, give or take a little bit, that's right around 50% in terms of Vimeo international subscribers. I missed your second question, but we'll come back to that. The first question was same-day service and how is it going? So the thing we're focused on right now is really just the Net Promoter Scores, the Customer Satisfaction Scores, and we're trying to roll out the service while keeping that sort of insanely high. And right now it is insanely high, meaning it's a multiple higher than the satisfaction scores we see on the experience elsewhere in HomeAdvisor. And so that means we're rolling it out very slowly, but it means that we feel very good about the quality of the service that's delivered. We look at things like these are all important factors and they drive the Customer Satisfaction Score, but for example, the no-show rate on these is 2%. I'd like to see that down to 0, but 2% is pretty good. The pace at which a service professional is accepting a job and completing a job is right within what we would hope, which is quickly. And the Consumer Satisfaction Scores are --sorry, I was talking about both the Customer Satisfaction Scores and the SP satisfaction scores, both of those are very good on that product. So that we were seeing so far. I think the key for us is just making sure we have the depth in categories that we were allowed to maintain that. What was the second question? Brian Patrick Fitzgerald Jefferies LLC, Research Division Yes. The other Vimeo question was just on profitability. Now that you're focused solely on SaaS, can you give us some color around what's the path to profitability there? Can you get there quicker? You have higher levels, any color around that? Joseph Levin Chief Executive Officer and Director Yes. We could be profitable on that business right now if we want it to be where we're just pouring a lot more into product and we're a pouring lot more into marketing there. So we're not --I don't think we're going to deliver profits next year. We're not really focused on near-term profits, I guess is the answer. I think when I think about the investment level, it's probably similar to where we are right now for a little bit. But that depends on whether the revenue growth trajectory continues, and the good things we're seeing on subscribers continue. But if that is the case, then we'll continue to pour into the product and the marketing there. Operator We'll go next to Mark Kelley with Citi. Mark Patrick Kelley Citigroup Inc, Research Division On Vimeo, Joey talked about some of the newer additive products such as lives and some of the examples you gave were helpful. I'm curious if you think could get the benefit from branding each vertical separately kind of similar to what you've done in Publishing, you rolled those out. I know Vimeo is in a different spot, but curious if that could be additive to growth? And then second, on HomeAdvisor. Can you just give us an update on what priorities are for --from a geography standpoint? Joseph Levin Chief Executive Officer and Director 11 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Sure. On Vimeo verticals, it's a good idea. We haven't thought of that. I think not likely to be a near-term priority. But if you think about just making this up with skateboard videos, we probably have an incredible collection. I mean, I'm sure we have a incredible collection of skateboard videos because action sports is something that has been indexed very high on Vimeo. So could we organize that into a place and deliver skateboardingvideos.com or a similar app? Yes, I think, we probably could. Again, that won't be the near-term priority because we really focused on the creator tool, but to the extent that is something that would be valuable for creators and the people who are making those videos and that they could either get more audience or more monetization or more exposure to things that they want through that. It is an interesting idea. The second question was, which geographies I think are we focused on at HomeAdvisor right now, geographic priorities? I guess, there is a couple of different things you could mean by that question. As it relates to within the U.S., I don't know the answer to that. I mean, somebody knows the answer to that, but I don't. As it relates to globally, we have our bet internationally now, primarily Europe, and in 5 countries in Europe. And I think that's likely our footprint for a little while. I think we've got a lot of work to do in Europe. And we want to get each of those countries up and running and growing and doing all the things that we've seen in the North American business. And so we don't want to take on more yet there. So that's all I think about our geographic priorities. Glenn H. Schiffman Chief Financial Officer and Executive Vice President I think I mentioned this before, but the TAM of our international footprint right now is about $300 billion. So we got a lot to do to hack away against that. Joseph Levin Chief Executive Officer and Director Mark, was that a different question? Mark Patrick Kelley Citigroup Inc, Research Division No, no, no. I meant international, so that's perfect. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Next question? Operator We'll take our next question from Eric Sheridan with UBS. Eric James Sheridan UBS Investment Bank, Research Division Maybe coming back to the Application business. You gave a bit of disclosure there, that 15% of the business is now away from the Google agreement. Curious about 2 things. One, where do you think that number could go over the medium to long-term? And maybe contrast the different unit economics under the Google agreement versus increasing the amount of business away from Google and what that does to the profitability curve of the Applications business? Joseph Levin Chief Executive Officer and Director Sure. And I realize that John asked the 15% overtime question, I forgot to answer it. Look, I'd like to see that continue to go up, and I'd like to see it go up indefinitely and I think overtime get to a majority, but I do think that's happening anytime soon. First of all, just the scale of the Google economics and the scale of that piece of the business is huge. And even though, we have the mobile business growing really quickly, it'll take a while to be paid very meaningful percentage. I'd like to see it continue to take 12 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 up every quarter, though. The --as it relates to unit economics, it's just --it's very different. I wouldn't say, you should expect --it's a lower-margin business, although pieces of it could be a lower-margin business, I don't really --it's apples and oranges. You can't think about a pure CPM to a CPM. It's really a different business. The way we monetize with Google on the desktop business is around search and revenue per query. And so for example, and you guys have seen this, when revenue per query is up, that drops straight to the bottom line [indiscernible] pure profit in the period. And when it's down, you see the opposite experience. I don't think that you'd see as much of that dynamic for good and for bad in the other parts of the business. That would be most steady. Pricing is more within our control or less likely to be volatile. So the dynamics are different, but you can't really compare it on an apples-to-apples basis. Next question? Operator We'll take our next question from Douglas Anmuth with JPMorgan. Douglas Till Anmuth JP Morgan Chase & Co, Research Division Just wanted to go back to Vimeo. And just when you think about the 15% sub growth, can you just talk about whether you think subscribers are coming from other platforms? Or they're more so starting out with Vimeo? And then do you have any break out between individuals and corporates, if you can give us a sense of the customer base there? And then just quickly on Dotdash. I realize it's early and you still obviously need to build up the monetization more, but do you also think that you could expand beyond the current 6 verticals overtime? Joseph Levin Chief Executive Officer and Director Sure. I just want to go back to one other thing on Eric's question, which is --you look at our margin right now on the mobile business. It's basically the same as the rest of the business. I just don't think that you can sort of compare the monetization on apples-to-apples because it's just very different. On the sorts of Vimeo sub growth, I think it's a mix, although I'd say most is not taking from somebody else. It's new people to the category or I suppose going from a free solution to a pay solution, whether that's our free solution or somebody else's free solution. I do think that as we released specific products that address specific needs that are served by businesses that addresses narrow needs, we may be taking some share from those competitors who have each individually probably a very small number of subscribers in aggregate. In terms of individual risk corporate, we do have that number somewhere. I don't have that off the top of my head, I would say corporate is a minority right now, but that is --it's certainly a minority right now, but that is growing nicely and sometimes it's hard for us to see because we get a lot of subscriptions from individuals within corporate and one of our objectives in terms of our enterprise business is to really organize that and get those enterprise subscriptions into an enterprise solution as against a bunch of different individuals within an enterprise. But that's something we can follow up on. We can get you numbers on that maybe next quarter. Doug, you asked me on the current 6 verticals. Sure, it's absolutely a possibility. I mean, right now, our focus is going to be on those 6 verticals for the short to medium term, but I do think overtime, we'd love to launch new verticals. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Doug, just in terms of Vimeo getting back to the TAM piece of it, which is, I think, embedded in your question, there is probably well in excess of $40 million businesses in the U.S. that we would view as the potential target market. And then millions upon millions of creators and some of the people in the space that do some elements of what we do, the subscriber counts are well in excess of millions. So we think the TAM is quite large on both aspects of the business. 13 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Operator We'll take our next question from Samuel Kemp with Piper Jaffray. Samuel James Kemp Piper Jaffray Companies, Research Division First one is [indiscernible] you guys launched [indiscernible] during the quarter. Can you talk about, is that going to be a monetized unit that [indiscernible] can you just talk about the uptake there? And quickly on the Angie's. The management team there had thought that [indiscernible] subscription [indiscernible] for home owners. Can you just talk about how your thoughts are on these subscription offering [indiscernible] Joseph Levin Chief Executive Officer and Director It was hard to hear both of those questions. Actually, the first one I know was on Investopedia. But what was it specifically on Investopedia? Samuel James Kemp Piper Jaffray Companies, Research Division Yes, that there's a new ad unit that was launched [indiscernible] and I was just wondering is that something that's [indiscernible] and then the second question was on just your thoughts about the Angie's subscription offering and how you think that's a change down the line? Joseph Levin Chief Executive Officer and Director Got it. Okay. So I don't know the Investopedia unit that was launched recently. I looked around the room here to see if others do, and I'm getting blank stares. So I have to get back to you on that one. On Angie's subscription business, that piece is not a priority for us. I mean, we don't think that the right solution for consumers long term is to add a subscription gate in front of being connected with a service professional. I do think for that existing subscriber base, we will continue to offer a compelling and worthwhile service, but investing in that portion of the business is not of a long-term priority for us. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Operator, we think we have time for 1 or 2 more. Operator All right. We'll take our next question from Ron Josey with JMP Securities. Ronald Victor Josey JMP Securities LLC, Research Division Just a follow up on Vimeo. Just talking about, I think Joey talked about average subscriber payment of $100 annually and this payment is increasing, while unit economics is getting better. So I know you talked about creative tools and live, but wondering as you think about where that $100 can go? Talk about maybe what were the drivers there and what's driving the growth here currently? Joseph Levin Chief Executive Officer and Director Sure. So I do think it can be a multiple of that number. And what drives it is new product. And what --the way that, that happens is not so much with nominal price increases, but it's moving people to higher price tier. So we get in just for posting and sharing and a certain amount of storage space, and you do more, you get more storage or you have more needs, which is you want to use different tools like you want to publish very easily to other platforms or you want to use annotation tools and things like that, that will move people up to higher tiers and we're seeing that happen very nicely and that's where I talk 14 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 about the sort of kinks in the curve in terms of our cohorts --in terms of looking at our cohorts overtime. That's happening because we're getting better at moving people into the higher tiers by delivering more and better services to them. And when we look at the competitive landscape there, we look at features that we've offered, those features are otherwise available at a significantly higher price and kind of a standalone purchase way. So as we've got that end-to-end solution, as we deliver more of those services in there, we can do that at a very nice margin by moving people into the higher tiers. Was there a second question? No? Okay. Glenn H. Schiffman Chief Financial Officer and Executive Vice President Operator, we'll do one final one. Operator We'll go next to Victor Anthony with Aegis Capital. Victor B. Anthony Aegis Capital Corporation, Research Division 2 questions I get often, so hopefully you could help me with those. One is on the service professionals. How do you compare the ROI on HomeAdvisor versus the ROI [ph] [on search? ] And the second, is really just sort of emerging competitor such as [indiscernible] Amazon, Yelp, to name a few, how does HomeAdvisor compare to these emerging platforms? And what are you most concerned about from these competitors? Joseph Levin Chief Executive Officer and Director Sure. On ROI versus search, it's relatively simple. You can --there is math that you can do, but actually --and the math certainly works out. But more important to that is what most service professionals are not organized to market effectively through search. They have a --to get a lead, the researcher getting a click. The click is landing on a website, which you have to build, the website have be optimized, the website FBR optimize that website to turn that click into a person in a phone call in a job. And there is a lot of exception there that the service professional needs to do and there is a lot of spend that the service professionals need to do as it relates to the website, as it related to optimizing the spend. We try and take all that work and simplify so that really what the service professional has is a direct connection to a consumer with a bunch of information before they even connect, meaning knowing exactly where the consumer is, whether that zip code is addressable, exactly what the job is, whether that job is something service professional can handle and all of that requires a lot of work and a lot of algorithms on our side. And I just don't see individual service professionals being as effective deploying those algorithms in network as we are and so they can get the benefit of doing that and saving money. So the specific matter I don't have up the top of my head, but those dynamics make that math play out very compellingly for a service professional. Your second question was a competitive landscape, something we're always very focused on in all of our businesses. You have to certainly go through them one at a time. I think some of the ones you mentioned are focused on a lot of things. I think you mentioned Yelp and [indiscernible] we're focused on connecting consumers and service professionals around the home and that's it. That means we are --every engineer, every product person, every marketing person is very consistent on that message very consistent on delivering that product. And we therefore deliver better product on both sides of the marketplace than somebody who is trying to serve multiple audiences with multiple different products. It's just always going to be true. I think you mentioned some early-stage new competitors. Look, a lot of people come into this market, a lot of people have done funding in this market, it's a hard thing to do, we have been at it for however many years, 15, 18 years, I don't know. And we've learned a lot in that period, we've optimized a lot in that period. And I think it's very hard to get to scale on both sides of the marketplace. And we pay attention to all the new entrants, but I like our competitive position relative to somebody coming in and building that scale. 15 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 Glenn H. Schiffman Chief Financial Officer and Executive Vice President Yes, Victor, you remember we talked about $1 billion invested in this, obviously, on the expense line and that obviously is a lot larger than any of our competitors. And every investment we're doing and everything we're doing is building that competitive mode deeper and wider. Joseph Levin Chief Executive Officer and Director I think that's it. We appreciate everybody spending their time us again. And look forward to talking to you next quarter. Operator Ladies and gentleman, thank you for your participation. This does conclude today's conference. You may now disconnect. 16 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

IAC/INTERACTIVECORP FQ2 2017 EARNINGS CALL AUG 03, 2017 The information in the transcripts ("Content") are provided for internal business purposes and should not be used to assemble or create a database. The Content is based on collection and policies governing audio to text conversion for readable "Transcript" content and all accompanying derived products that is proprietary to Capital IQ and its Third Party Content Providers. The provision of the Content is without any obligation on the part of Capital IQ, Inc. or its third party content providers to review such or any liability or responsibility arising out of your use thereof. Capital IQ does not guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, timeliness, completeness or continued availability of any Content and shall not be liable for any errors, delays, or actions taken in reliance on information. The Content is not intended to provide tax, legal, insurance or investment advice, and nothing in the Content should be construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security by Capital IQ or any third party. In addition, the Content speaks only as of the date issued and is based on conference calls that may contain projections of other forward-looking statements. You should not rely on the Content as expressing Capital IQ’s opinion or as representing current information. Capital IQ has not undertaken, and do not undertake any duty to update the Content or otherwise advise you of changes in the Content. THE CONTENT IS PROVIDED "AS IS" AND "AS AVAILABLE" WITHOUT WARRANTY OF ANY KIND. USE OF THE CONTENT IS AT THE USERS OWN RISK. IN NO EVENT SHALL CAPITAL IQ BE LIABLE FOR ANY DECISION MADE OR ACTION OR INACTION TAKEN IN RELIANCE ON ANY CONTENT, INCLUDING THIRD-PARTY CONTENT. CAPITAL IQ FURTHER EXPLICITLY DISCLAIMS, ANY WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. CAPITAL IQ, SUPPLIERS OF THIRD-PARTY CONTENT AND ANY OTHER THIRD PARTY WORKING WITH CAPITAL IQ SHALL NOT BE RESPONSIBLE OR LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY DAMAGES OR LOSS (INCLUDING DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL AND ANY AND ALL OTHER FORMS OF DAMAGES OR LOSSES REGARDLESS OF THE FORM OF THE ACTION OR THE BASIS OF THE CLAIM) CAUSED OR ALLEGED TO BE CAUSED IN CONNECTION WITH YOUR USE OF THE CONTENT WHETHER OR NOT FORESEEABLE, EVEN IF CAPITAL IQ OR ANY OF THE SUPPLIERS OF THIRD-PARTY CONTENT OR OTHER THIRD PARTIES WORKING WITH CAPITAL IQ IN CONNECTION WITH THE CONTENT HAS BEEN ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES. © 2017 Capital IQ, Inc. 17 WWW.SPCAPITALIQ.COM Copyright © 2017 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

Cautionary Statement Regarding Forward-Looking Information

This transcript of IAC’s conference call, held at 8:30 a.m. Eastern Time on August 3, 2017, may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC/InterActiveCorp’s (“IAC”) and ANGI Homeservices Inc.’s future financial performance, business prospects, strategy and anticipated trends in the industries in which they do or will operate and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons; including, among others:  changes in senior management at IAC and/or its businesses, changes in IAC’s relationship with, or policies implemented by, Google, adverse changes in economic conditions, either generally or in any of the markets in which IAC’s businesses operate, adverse trends in any of the industries in which IAC’s businesses operate (primarily the online advertising, general advertising and dating industries), IAC’s dependence on third parties to drive traffic to IAC’s various websites and distribute IAC’s products and services in a cost-effective manner, our ability to attract and convert visitors to IAC’s various websites into users and customers, IAC’s ability to offer new or alternative products and services in a cost-effective manner and consumer acceptance of these products and services, IAC’s ability to build, maintain and/or enhance IAC’s various brands, IAC’s ability to develop and monetize mobile versions of IAC’s various products and services, foreign currency exchange rate fluctuations, changes in industry standards and technology, the integrity and scalability or IAC’s systems and infrastructure (and those of third parties), IAC’s ability to protect IAC’s systems from cyberattacks, operational and financial risks relating to acquisitions, IAC’s ability to expand successfully into international markets and regulatory changes, and the occurrence of any event, change or other circumstance (including failure to satisfy the conditions to closing of the transaction) that could result in the termination of the Agreement and Plan of Merger, by and among Angie’s List, Inc. (“Angie’s List”), IAC, ANGI Homeservices Inc. (“ANGI Homeservices”) and Casa Merger Sub, dated as of May 1, 2017 (the “Merger Agreement”). Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC’s business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements; which only reflect the views of IAC management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s and Angie’s List’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.angieslist.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed acquisition of Angie’s List by ANGI Homeservices, ANGI Homeservices filed a registration statement on Form S-4 with the SEC on June 30, 2017 (File No. 333-219064), which includes a draft proxy statement of Angie’s List and a draft prospectus of ANGI Homeservices.  These materials are not yet final and may be further amended.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, ANGI Homeservices, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.  Free copies of these documents may be obtained as described in the paragraphs above.